Exhibit 99.1

Lombard Medical Reports 2016 First Quarter Financial Results

Irvine, CA – May 11, 2016 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results and provided an operational update for the first quarter ended March 31, 2016.

Q1 and Recent Operational Highlights

•	Initiated a controlled commercial launch of the new Altura® endovascular stent graft system in Germany and the United Kingdom (UK).

•	The first Altura live case demonstration was broadcast at the Leipzig Interventional Course followed by the first Altura live case physician training workshop at the Pauls Stradins Clinical University Hospital in Riga, Latvia.

•	The Altura endovascular stent graft has been implanted in 57 patients at 19 initial reference centers since commercial launch in late February.

•	Increased direct sales force in Germany and the UK to support a new portfolio strategy with highly differentiated Altura and Aorfix™ stent graft systems.

•	Reduced size of US sales force to focus resources on the most productive sales territories increasing sales rep productivity by 109 percent.

•	In Japan, physicians performed 147 Aorfix AAA procedures as compared to 85 in the prior year period.

•	Filed for CE Mark with European notified body for the new IntelliFlex™ LP delivery system for Aorfix.

•	In April, both Altura and Aorfix endovascular stent grafts were featured in scientific presentations at the 38th annual Charing Cross International Symposium in London.

Financial and Operational Results

For the 2016 first quarter, global revenue was $2.9 million as compared to $3.4 million in the 2015 first quarter. Operating expenses were reduced to $8.3 million compared to $11.3 million in the prior year period resulting in a net loss of $7.6 million, or $0.38 loss per share, compared to a net loss of $9.5 million, or $0.59 loss per share, for the first quarter of 2015. As of March 31, 2016, the Company had cash of $22.4 million.

The year-over-year reduction in revenue is attributable to the redeployment of commercial resources from the US to Europe to support the launch of Altura coupled with delayed stocking orders from the Company’s distribution partner in Japan as it prepares for the IntelliFlex approval. US rep productivity was strong, increasing by 109 percent and partially offsetting the downsizing of the US sales team. The controlled launch of Altura in the UK and Germany in February indicates a clear near-term path to significant revenue growth in the Company’s direct markets in Europe.

Gross margin for the 2016 first quarter was 34 percent compared to the prior year’s 46 percent. First quarter margins were adversely impacted by several factors including manufacturing start-up expense related to the launch of the Altura product line. Additionally, reduced overhead absorption coupled with the Company’s transition of manufacturing activities to the new generation IntelliFlex LP delivery system contributed to the margin variance.

The significant decrease in operating expenses was accomplished by restructuring the US commercial team, trimming non-essential programs and general cost control activities in all areas of the business.

In Japan, procedure rates continued to rise as physicians performed 147 Aorfix procedures in the 2016 first quarter as compared to 85 in the prior year period. These procedures represent an approximate 7.5 percent share of the total Japanese AAA market. The continued share gain did not translate directly to revenue growth in the period as Lombard’s Japanese distribution partner continued to sell through inventory in anticipation of the launch of the new Aorfix IntelliFlex delivery system.

CEO Simon Hubbert said, “The first quarter was extremely encouraging as we launched Altura into a limited number of European sites and saw the continued fast growth of Aorfix adoption in Japan. The feedback we are getting from the physicians using Altura is exceptionally positive. The controlled launch of Altura in Germany and the UK will continue with a broader international rollout planned for the second half of the year. In short, the Altura technology is delivering on its promise of shorter and predictable implant times, accuracy and flexibility in deployment and repositioning and great initial outcomes for the patients including the use of Altura as an ‘outpatient’ AAA stent graft. With respect to the new IntelliFlex delivery system for Aorfix, we anticipate gaining the CE Mark during the second quarter of this year with a limited launch in June in the UK and Germany. FDA approval and the corresponding US launch of IntelliFlex remains on track for late 2016 or early 2017.”

Company Outlook

The Company expects to achieve year-over-year revenue growth in 2016 of approximately 20 percent.

Conference Call

Lombard’s management will discuss the Company's financial results for the first quarter ended March 31, 2016 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Wednesday, May 11, 2016. To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com. An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel:+1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764

- Tables Follow -

Consolidated Statements of Comprehensive Income

for the three-month period ended March 31, 2016

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three Months Ended
	March 31, 2016	March 31, 2015
Revenue	$2,922	$3,409
Cost of sales	1,938	1,828
Gross profit	984	1,581

Selling, marketing and distribution expenses	4,110	6,268
Research and development expenses	2,306	2,442
Administrative expenses	1,888	2,628
Total operating expenses	8,304	11,338
Operating loss	(7,320)	(9,757)

Finance income	57	47
Finance costs	(548)	(22)
Loss before taxation	(7,811)	(9,732)
Taxation	205	189
Loss for the year	$(7,606)	$(9,543)

Other comprehensive income/(loss):
Items that may subsequently be reclassified to profit or loss
Currency translation differences	(1,110)	(1,387)
Total comprehensive loss for the year	$(8,716)	$(10,930)

Basic and diluted loss per ordinary share
From continuing operations	$(0.38)	$(0.59)

Consolidated Balance Sheets

(In Thousands, Except Per Share Amounts)

(Unaudited)

	March 31, 2016	December 31, 2015
Assets
Goodwill	$15,968	$16,052
Intangible assets	21,552	21,889
Property, plant and equipment	2,860	3,043
Trade and other receivables	176	176
Non-current assets	40,556	41,160

Inventories	8,061	6,462
Trade and other receivables	4,082	4,168
Taxation recoverable	1,783	1,618
Cash and cash equivalents	22,364	32,332
Current assets	36,290	44,580
Total assets	76,846	85,740

Liabilities
Trade and other payables	7,456	8,236
Current liabilities	7,456	8,236

Borrowings	23,268	23,115
Deferred tax liabilities	674	674
Contingent consideration	10,600	10,600
Non-current liabilities	34,542	34,389
Total Liabilities	41,998	42,625

Net assets	$34,848	$43,115

Equity
Called up share capital	199	199
Share premium account	63,853	63,853
Capital reorganization reserve	205,686	205,686
Other reserves	—	—
Translation reserve	160	1,270
Accumulated loss	(235,050)	(227,893)
Total equity	$34,848	$43,115

Consolidated Statements of Changes in Equity

for the three-month period ended March 31, 2016

(In Thousands, Except Per Share Amounts)

(Unaudited)

	SHARE CAPITAL	SHARE PREMIUM ACCOUNT	OTHER RESERVES	TRANSLATION RESERVE	CAPITAL REORGANIZATION RESERVE	ACCUMULATED LOSS	TOTAL EQUITY
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2015	162	49,608	—	2,245	205,686	(192,868)	64,833
Loss for the year	—	—	—	—	—	(9,543)	(9,543)
Share-based compensation	—	—	—	—	—	675	675
Currency translation	—	—	—	(1,387)	—	—	(1,387)
At March 31, 2015	162	49,608	—	858	205,686	(201,736)	54,578

At January 1, 2016	199	63,853	—	1,270	205,686	(227,893)	43,115
Loss for the year	—	—	—	—	—	(7,606)	(7,606)
Share-based compensation	—	—	—	—	—	449	449
Currency translation	—	—	—	(1,110)	—	—	(1,110)
At March 31, 2016	199	63,853	—	160	205,686	(235,050)	34,848

Consolidated Cash Flow Statements

for the three-month period ended March 31, 2016

(In Thousands)

(Unaudited)

	Three Months Ended
	March 31, 2016	March 31, 2015
Cash outflow from operating activities
Loss before taxation	$(7,811)	$(9,732)
Depreciation and amortization of licenses, software and property, plant and equipment	649	336
Share based compensation expense	449	675
Net finance expense/(income)	491	(25)
Increase in inventories	(1,701)	(249)
Decrease in receivables	34	13
Increase/(decrease) in payables	(664)	1,018
Net cash used in operating activities	(8,554)	(7,964)
Research and development tax credits received	—	966
Net cash outflow from operating activities	(8,554)	(6,998)

Cash flows from investing activities
Interest received	27	35
Purchase of property, plant and equipment	(223)	(423)
Purchase of intangible assets	—	(15)
Net cash flows used in investing activities	(196)	(403)

Cash flows from financing activities
Interest paid	(395)	—
Net cash flows from financing activities	(395)	—
(Decrease)/increase in cash and cash equivalents	(9,147)	(7,401)

Cash and cash equivalents at beginning of year	32,332	53,334
Effects of exchange rates on cash and cash equivalents	(821)	(837)
Cash and cash equivalents at end of year	$22,364	$45,096

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

These unaudited consolidated interim financial statements for the three months ended March 31, 2016 have been prepared on the basis of the same accounting policies as, and should be read in conjunction with, the Company’s financial statements as of and for the year ended December 31, 2015. The significant accounting policies and methods of computation adopted in the preparation of these consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual audited financial statements for the year ended December 31, 2015 in accordance with IFRS. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Company believes that the disclosures are adequate to make the information presented not misleading.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

The presentational currency for these interim financial statements is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three Months Ended March 31,
	2016	2015
Sterling/U.S. dollar exchange rate
Closing rate	1.44	1.48
Average rate	1.43	1.52

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Going concern update

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The Group has incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the three month period ended March 31, 2016 of $7.6 million and at March 31, 2016 had an accumulated deficit of $235.1 million and cash and cash equivalents of $22.4 million.

Based on forecasts revised in December 2015, the Company expects to use up its current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. The Company therefore needs to raise additional capital or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.

The Company’s ability to raise additional funds will depend on the results of its commercialization efforts for the Altura Endovascular Stent Graft, and the next generation of Aorfix, as well as clinical and regulatory events, and may also be impacted by adverse financial, economic, and market conditions, many of which are beyond the Company’s control. The Company cannot be certain that sufficient funds will be available when required or on satisfactory terms.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that the Company will be able to raise additional financing for the amounts required to execute the Company’s business plans and on the terms acceptable to the Company. If adequate funds are not available on terms that are acceptable when required by the Company, the Company may be required to significantly reduce or refocus its operations, which could have a material adverse effect on its business, financial condition and results of operations, which could result in insolvency. In addition, the Company may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of its product candidates or reduce its revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

2 Geographic Information Analysis

The Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments. The Company’s cardiovascular devices business consists of the development and commercialization of these products. The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

In addition to the geographical analysis of revenue shown below, the Company analyzes its business based on the categories and information in the following table:

	Three Months Ended March 31,
	2016	2015
	$’000	$’000
Commercial revenue
United States direct market	855	1,123
Western Europe direct markets	803	740
Japan distributor market	516	902
International distributor markets excluding Japan	748	644
Total commercial revenue	2,922	3,409

	Three Months Ended March 31,
	2016	2015
	$’000	$’000
Revenue by destination:
United Kingdom	429	397
Germany	374	343
United States of America	855	1,123
Japan	516	902
Rest of World	748	644
	2,922	3,409

3 Acquisition of Altura Medical, Inc.

On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (“Altura”). The Company believes the acquisition of Altura provides an opportunity for near-term revenue, as well as providing an ultra-low-profile AAA stent graft that is expected to provide the Company with an increased share of the AAA market.

Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition, the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $0.2 million in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14.3 million of equity which was based on the closing share price of $3.86 on the date of acquisition and cash paid of $0.2 million. In addition, the Company assumed $5.3 million in existing Altura debt and $2.5 million of certain liabilities of Altura.

The Company also agreed to pay Altura shareholders additional consideration in the future if certain sales and regulatory approval milestones are met. The fair value of the contingent consideration payment on the acquisition date was estimated to be $10.6 million. The contingent payment payable will continue to be evaluated at each annual reporting period, with adjustments made based upon management’s assessment of the probability of meeting performance milestones as set-forth within the acquisition agreement.

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

The regulatory milestone payment referred to above concerns receiving approval from the US Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $12.5 million in no more than 45 days after achieving this approval.

$’000
Fair value of initial consideration	14,482
Contingent acquisition consideration payable	10,600
Total consideration	25,082

The net assets acquired upon acquisition were as follows:

	Book Value	Fair Value
	$’000	$’000
Property, plant and equipment	71	71
Intangible assets	—	20,600
Assumed accrued liabilities	(2,495)	(2,495)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	—	(674)
Net (liabilities)/assets acquired	(7,755)	12,171

The resulting goodwill on acquisition is calculated as follows:

$’000
Fair value of consideration given	25,082
Less: Fair value of net assets acquired	(12,171)
Goodwill	12,911

The Company recorded the excess of the aggregate purchase price over the estimated fair values of the identifiable net assets acquired as goodwill. Goodwill is primarily attributable to the benefits the Company expects to realize by enhancing its product offering, thereby contributing to an expanded revenue base. None of the goodwill is expected to be deductible for tax purposes.

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $0.7 million, with a corresponding increase to goodwill.

4 Goodwill

Goodwill held by the Company consists of the following:

	March 31, 2016	December 31, 2015
	$’000	$’000
Opening cost	16,052	3,289
Additions	—	12,911
Currency translation	(84)	(148)
Closing net book value	15,968	16,052

Goodwill resulting from the acquisition of Altura totaled $12.9 million. Existing goodwill totaled $3.1 million at March 31, 2016 and December 31, 2015, respectively. The carrying value of goodwill is reviewed for impairment on an annual basis or where there is an indication that the goodwill might be impaired.

5 Intangible assets

Intangible assets held by the Company consist of the following:

	IN-PROCESS R&D	DEVELOPED TECHNOLOGY	IP AND LICENSES	SOFTWARE	TOTAL
	$’000	$’000	$’000	$’000	$’000
Cost
At December 31, 2015	—	—	2,556	407	23,563
Additions	—	—	—	—	—
Effect of movement in exchange rates	—	—	(69)	(2)	(71)
At March 31, 2016	9,300	11,300	2,487	405	23,492

Accumulated Amortization
At December 31, 2015	—	228	1,177	269	1,674
Amortization	—	215	—	34	249
Effect of movement in exchange rates	—	—	18	(1)	(17)
At March 31, 2016	—	443	1,195	302	1,940

Net Book Value
At December 31, 2015	9,300	11,072	1,379	138	21,889
At March 31, 2016	9,300	10,857	1,292	103	21,552

License held by the Company is for a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which is being amortized over 9 years and had a net book value of $1.3 million and $1.4 million at March 31, 2016 and December 31, 2015, respectively. Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years. In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once FDA approval of the Altura Endovascular Stent Graft is obtained. The carrying value of in-process research and development is reviewed for impairment on an annual basis or where there is an indication that the assets might be impaired until the asset is brought into use.

6 Trade and other payables

Trade and other payables held by the Company consist of the following:

	March 31, 2016	December 31, 2015
	$’000	$’000
Trade payables	4,670	3,929
Accrued bonus	303	986
Accrued payroll and employee-related expenses	742	805
Accrued commissions	436	696
Accrued professional fees	355	471
Accrued clinical expenses	438	414
Accrued other expenses	232	220
Accrued termination costs	12	186
Accrued travel and expenses	118	144
Accrued production costs	—	143
Accrued royalties	49	122
Accrued warrant liabilities	101	120
	7,456	8,236

7 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3% per annum, payable when the loan is repaid or converted. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

The outstanding amount of the Medico’s Hirata loan was comprised as follows:

	March 31, 2016	December 31, 2015
	$’000	$’000
Liability component	2,707	2,632
Interest expense	19	75
	2,726	2,707

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

Oxford Finance Secured Loan

At March 31, 2016 the Company had received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8, 2015, respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million trailing revenues in 2016. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, second $5.5 million and third $4.5 million is 7.52%, 7.53%, and 7.56%, respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, the Company is required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. The maturity date of the loan is April 1, 2020, regardless of the tranches that have been drawn. At maturity, or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1.0 million.

The amount outstanding was comprised of:

	March 31, 2016	December 31, 2015
	$’000	$’000
Face value of secured loan	21,000	21,000
Unamortized transaction costs	(351)	(375)
Unamortized discount	(368)	(392)
Final payment accretion	261	175
	20,542	20,408

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first, second, and third tranches, Oxford could purchase up to an aggregate of 77,446, 43,994, and 35,212 shares of the Company’s common stock at an exercise price of $4.19, $3.69, $3.77 per share, respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair value on issuance were $0.2 million, $0.1 million, and $0.1 million, respectively; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately. For the three months ended March 31, 2016, the decrease in the fair value of the warrant liability of $19,000 was recognized in finance costs in the Statement of Comprehensive Income.

8 Taxation on Loss on Ordinary Activities

	Three Months Ended March 31,
	2016	2015
	$’000	$’000
UK research and development claim:
for the current year	208	190
for prior years	—	—
	208	190
Overseas taxation credit (charge)	(3)	(1)
Total tax credit	205	189

9 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three Months Ended March 31,
	2016	2015
Loss for the period ($’000)	(7,606)	(9,543)

Weighted average number of ordinary shares (‘000)	19,886	16,186

Basic and diluted loss per share	(0.38)	(0.59)

10 Post Balance Sheet Events

The Company has no significant post balance sheet events.

11 Related Party Disclosures

During the three months ended March 31, 2016, the Company provided use of certain laboratory equipment to a company whose Chairman is also the Chairman of the Company. The amount due to the Company from these transactions totals $2,500 for the three months ended March 31, 2016.

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8% of the Company’s shares following the Initial Public Offering. Abingworth holds 3,473,452 shares, which equates to 17.5% of the Company’s shares, at March 31, 2016.

David Milne is a Managing Partner at SV Life Sciences, a life sciences and healthcare investment firm which manages investment funds, which together received 1,077,499 of the Company’s shares pursuant to the acquisition of Altura. The shares were priced at $4.00 each, per the acquisition agreement. There are an additional 198,260 which are currently being held in escrow, which they may be entitled to. SV Life Sciences holds 1,077,499 shares, which equates to 5.4% of the Company’s shares, at March 31, 2016.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0% of the Company’s shares following the Initial Public Offering. At March 31, 2016, Invesco Asset Management Limited held 6,317,851 shares, which equates to 31.8% of the Company’s shares.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen has purchased a total of 13,225 shares at an average price of $4.92, Simon Hubbert has purchased a total of 59,915 shares at an average price of $1.43 and John B. Rush has purchased a total of 9,607 shares at an average price of $5.92.

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